Exhibit 1.01

NANOSTRING TECHNOLOGIES, INC.

Conflict Minerals Report

For the Year Ended December 31, 2014

This report for the year ended December 31, 2014 is presented to comply with Rule 13p-1 under the Securities Exchange Act of 1934 (the “Rule”). The Rule was adopted by the Securities and Exchange Commission (“SEC”) to implement reporting and disclosure requirements related to Conflict Minerals as directed by the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (Dodd-Frank Act). The Rule imposes certain reporting obligations on SEC registrants whose manufactured products contain Conflict Minerals which are necessary to the functionality or production of their products. Conflict Minerals are defined as cassiterite, columbite-tantalite, gold, wolframite, and their derivatives, which are limited to tin, tantalum, tungsten, and gold (3TG) for the purposes of this assessment. These requirements apply to registrants whether or not the Conflict Minerals in their supply chain originated in the Democratic Republic of the Congo or an adjoining country (the “Covered Countries”) and whether or not they fund armed conflict.

Company Overview

This Conflict Minerals Report (“CMR”) has been prepared by the management of NanoString Technologies, Inc. (“NanoString” or the “Company”). NanoString provides life science tools for translational research and molecular diagnostic products. The Company’s nCounter® Analysis System has been employed in life sciences research since it was first introduced in 2008 and has been cited in more than 700 peer-reviewed publications. The nCounter Analysis System offers a cost-effective way to easily profile the expression of hundreds of genes, proteins, miRNAs, or copy number variations, simultaneously with high sensitivity and precision, facilitating a wide variety of basic research and translational medicine applications, including biomarker discovery and validation. The Company’s technology has also been applied to diagnostic use. The Prosigna™ Breast Cancer Prognostic Gene Signature Assay together with the nCounter Dx Analysis System is FDA 510(k) cleared for use as a prognostic indicator for distant recurrence of breast cancer.

Products Overview

The Company has three categories of products: (1) reagents and consumables directly manufactured by the Company in its Seattle, Washington facility; (2) instruments manufactured by contract manufacturers to the Company’s specifications; and (3) spare parts for instruments produced by either a contract manufacturer or another third party manufacturer.

Based upon the Company’s internal assessment, the reagents produced by NanoString have been determined not to contain any Conflict Minerals as they are all biologic agents that contain only a combination of water, salts, dyes and nucleic acids. Similarly, the consumables have been determined to be free of any Conflict Minerals as they are comprised solely of plastics, water, salts, dyes, nucleic acids and ferrous (iron) particles.

There are two instruments sold by NanoString as part of its nCounter Analysis System: a second generation epi-fluorescent microscope called a Digital Analyzer and a sample preparation robot called a Prep Station. Both of these instruments are manufactured according to NanoString specifications by contract manufacturers over whom the Company has influence and, thus, fall within the scope of the Rule as products manufactured by NanoString. Both of these instruments have the potential to contain Conflict Minerals as they contain printed circuit assemblies and other electromechanical components that are generally known to contain small amounts of tin, tungsten, tantalum or gold.

Spare parts are purchased and used for the maintenance and repair of instruments previously sold to the Company’s customers. In addition to the two instruments referred to above that are currently being sold by the Company, there are first generation Digital Analyzers in service that were sourced from a contract manufacturer different from the one manufacturing the second generation Digital Analyzer. Any spare parts for the two instruments currently being sold by NanoString are naturally covered by the Reasonable Country of Origin Inquiry (“RCOI”) being conducted for those instruments. With respect to the first generation Digital Analyzer, spare parts are not considered to be manufactured by NanoString under the Rule. These spare parts are components made generally available by third party manufacturers who are not under contract with NanoString and, thus, NanoString does not have influence over the manufacturing of the components. Presumably the manufacturers of these components would be subject to reporting pursuant to the Rule assuming they meet the other statutory requirements.

Based on the Company’s assessment, the only products manufactured by it that require an RCOI are the two instruments currently being sold: the second generation Digital Analyzer and the Prep Station.

Instrument Supply Chain Overview

The second generation Digital Analyzer and the Prep Station are manufactured by two separate contractors. NanoString must rely upon each contract manufacturer to provide information on the origin of the 3TG contained in components and materials used in the manufacture of NanoString instruments. Neither of these contractors is directly subject to the Rule. Accordingly, when NanoString first contacted these contractors regarding the Rule in 2013, neither company had established any processes to comply with the Rule. NanoString educated each contractor on the requirements of the Rule and NanoString’s due diligence expectations.

Reasonable Country of Origin Inquiry (“RCOI”)

The Company’s RCOI process was based on the standard Conflict Minerals Reporting Template established by the Global e-Sustainability Initiative of the Electronic Industry Citizenship Coalition (the “Template”).

Both contractors have completed and returned the Template. From the responses, the Company has concluded that neither contract manufacturer sources any Conflict Minerals directly, and neither is aware of any Conflict Materials used in the manufacture of purchased raw materials and components originating from the Covered Countries. However, neither contract manufacturer is able to provide assurance that the instruments manufactured on NanoString’s behalf do not contain Conflict Minerals from the Covered Countries.

Each contract manufacturer has contacted each of its suppliers that provide materials or components used in the production of NanoString instruments potentially containing Conflict Materials and has requested that they complete the same Template. As of the date of this report, the responses to those requests continue to be in process.

Due to the complexity of NanoString’s instrument products, the number of suppliers of components for each, the multiple layers of suppliers involved and the understanding that many of such suppliers have not yet completed their own RCOI processes, the Company expects it will require an ongoing effort for the contract manufacturers to verify the origin of all Conflict Minerals contained in the two instruments.

Due Diligence Program

The Company’s due diligence program has been developed by reference to the 2nd edition of The Organisation for Economic Co-operation and Development (“OECD”) Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas (“OECD Guidance”) and the related supplements for 3TG. NanoString has designed its due diligence process, management and measures to conform, in all material respects, with the framework contained in the OECD Guidance. To date, the Company’s program has included the following elements.

Management Systems

The Company has adopted a Conflict Minerals Policy, which can be found on the Company’s website at http://investors.nanostring.com/governance.cfm. A management committee has been formed to oversee the policy and the Company’s compliance therewith. The committee includes the Chief Financial Officer, the Vice President of Manufacturing, and the Director of Supply Chain Management. The committee reports periodically to the Company’s Chief Executive Officer. In the negotiation of future contracts, consistent with the Company’s Conflict Minerals Policy, the Company intends to include provisions to encourage conflict-free sourcing. Given the limited number of suppliers whose products contain Conflict Minerals, other systems, such as codes of conduct, training programs or grievance mechanisms, have been deemed to be unnecessary.

Identification and Assessment of Risks

The Company has established a product oriented approach to evaluating due diligence, enabling the identification of large classes of products (consumables and reagents) which have no risk of containing 3TG, and thus are not subject to due diligence. Due to the small number of remaining products (two instruments), the Company has been able to readily assess the risk of each through the RCOI process described above and conclude that both products and manufacturers require further due diligence.

Response to Identified Risks

The Company is in direct dialogue with the contract manufacturers of instruments and it intends to continue and build upon this dialogue in the future. These manufacturers are reliant upon information provided to them by their suppliers. The Company intends to continue to pursue full and complete information regarding 3TG in the supply chain for the two instruments. If a contract manufacturer does not cooperate with the Company’s due diligence efforts, it will be reported to the Chief Executive Officer and potential actions will be considered. If a supplier is identified that is not “DRC conflict free,” such findings will be reported to the Chief Executive Officer and, at a minimum, the Company intends to encourage the contract manufacturer to identify an alternative supplier of the related component.

Independent Audit of Smelter Due Diligence Practices

As contract manufacturers are able to trace supplier Conflict Materials to the specific smelters from which they were sourced, the Company’s intention is to reference the Conflict Free Sourcing Initiative (“CFSI”) Conflict Free Smelter Program as a source of independent audit information about these specific smelters.

Annual Reporting

In compliance with the Rule, NanoString intends to report to the SEC annually regarding supply chain due diligence on Form SD and provide a Conflict Minerals Report to the extent it is required.

Conflict Minerals Status

As of the date of this report, NanoString has concluded that its supply chain is “DRC conflict undeterminable” due to the inability of its contract manufacturers thus far to determine the origin of all of the 3TG used in the manufacture of instruments. In the coming year, the Company intends to continue to work with its contract manufacturers to establish a more complete understanding of the sources of 3TC and mitigate the risk from Conflict Minerals in such manufacturers’ supply chains.